UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 4 September 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code:              ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF GOLD FIELDS LIMITED
(INCLUDING MAJOR SUBSIDIARIES AND COMPANY SECRETARY)

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr P Schmidt a director of
Gold Fields Limited, Mr J Pauley director of a major subsidiary
Orogen Holdings BVI Limited, Mr A Baku director of a major
subsidiary Gold Fields Ghana Limited, Mr KFL Moabelo director of a major subsidiary Gold Fields Operations Limited and
Ms T Harmse(Company Secretary) all sold some or all of their
Bonus Shares (“BS”) which were awarded to them in terms of the
Gold Fields Limited 2012 Share Plan, as amended.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.

Details of the transaction are set out below:

PA Schmidt
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date
2 September 2013
Number of Shares 5,481
Class of Security
Ordinary shares
Market Price per share
R53.0898
Total Value R290,985.19
Vesting Period
Bonus Shares vest in equal parts on
9 months and 18 months of the Grant
Date.

J Pauley
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date 2 September 2013
Number of Shares
2,463
Class of Security
Ordinary shares
Market Price per share
R53.1903
Total Value R131,007.70
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
A Baku
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date
2 September 2013
Number of Shares 3,528
Class of Security
Ordinary shares
Market Price per Share R53.1903
Total Value R187,655.37
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
KFL Moabelo
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date 2 September 2013
Number of Shares - sold 1,588
Class of Security
Ordinary shares
Market Price per Share R53.1903
Total Value R84,466.19
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest
Direct and Beneficial

T Harmse
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date
2 September 2013
Number of Shares 1,675
Class of Security
Ordinary shares
Market Price per Share R53.1903
Total Value R89,093.75
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest
Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

04 September 2013
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 4 September 2013
By:            /s/ Nicholas J. Holland

Name:        Nicholas J. Holland
Title:         Chief Executive Officer